UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-34738

Luokung Technology Corp.

(Translation of registrant’s name into English)

B9-8, Block B, SOHO Phase II, No. 9, Guanghua Road, Chaoyang District,

Beijing People’s Republic of China 100020

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 on Form 6-K/A (the “Amendment”) amends the Report of Foreign Private Issuer on Form 6-K originally filed by Luokung Technology Corp. (the “Company”) on July 26, 2022 (the “Original Form 6-K”). The purpose of the Amendment is to include Exhibits 5.1 and 5.2, which were not included in the Original Form 6-K. Except as provided herein, the disclosures made and exhibits filed in the Original Form 6-K remain unchanged.

Financial Statements and Exhibits

Exhibits.

Number
5.1	Opinion of Conyers Dill & Pearman
5.2	Opinion of Pryor Cashman LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2022

LUOKUNG TECHNOLOGY CORP.

By:	/s/ Xuesong Song
	Name:	Xuesong Song
	Title:	Chief Executive Officer

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